Farmers Financial Solutions, LLC

(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2016







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30801 AGOURA ROAD, BUILDING 1
(No. and Street)

AGOURA HILLS	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSHUA BORKIN (818) 584-0258
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

601 S. FIGUEROA STREET	LOS ANGELES	CA	90017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, JOSHUA BORKIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FARMERS FINANCIAL SOLUTIONS, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

AZIE A. AVANIAN
Notary Public - California
Los Angeles County
Commission # 2155095
My Comm. Expires Jun 25, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________

2 ______________________________

3 ______________________________

4 ______________________________

5 ______________________________

6 ______________________________ ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2017, by
Date *Month* *Year*
(1) Joshua Borkin
(and (2) ______________________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

AZIE A. AVANIAN
Notary Public - California
Los Angeles County
Commission # 2155095
My Comm. Expires Jun 25, 2020

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

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Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited Report Form X-17A-5 PART III **Document Date:** ______________
Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________________

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Index
December 31, 2016

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-6



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Farmers Financial Solutions, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Farmers Financial Solutions, LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2017

PricewaterhouseCoopers LLP, 601 South Figueroa, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	8,601,225
Commissions and fees receivable		1,853,659
Deposit with Clearing Broker		100,000
Total assets	$	10,554,884

Liabilities and Member's Capital

Liabilities

Commissions payable	$	1,538,250
Payable to FFS Holding, LLC		1,477,174
Total liabilities		3,015,424

Member's capital

Total member's capital		7,539,460
Total liabilities and member's capital	$	10,554,884

The accompanying notes are an integral part of these financial statements.

Farmers Financial Solutions, LLC
(A wholly owned subsidiary of FFS Holding, LLC)
Statement of Financial Condition
December 31, 2016

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1. **Organization**

    Background
    Farmers Financial Solutions, LLC (the "Company"), a Nevada limited liability company formed on December 21, 1999, is a wholly owned subsidiary of FFS Holding, LLC (the "Parent"). The Parent, in turn, is a wholly owned subsidiary of Mid-Century Insurance Company ("Mid-Century"), which is wholly owned by the Farmers Property and Casualty Companies (the "Farmers P&C Companies").

    The Farmers P&C Companies are comprised of Farmers Insurance Exchange ("FIE"), Fire Insurance Exchange ("Fire"), Truck Insurance Exchange ("Truck"), and their respective insurance subsidiaries. The Farmers P&C Companies' policies are marketed through its contracted agency force utilizing its trade name and logo, Farmers Insurance Group of Companies®.

    Farmers Group, Inc. ("FGI") is an insurance holding company that provides management services, either directly or indirectly through wholly owned subsidiaries, as attorney-in-fact for certain members of the Farmers P&C Companies. The members of the Farmers P&C Companies are not owned in whole or in part by FGI. FGI is owned by Zurich Insurance Group ("Zurich"), a Swiss company headquartered in Zurich.

    Nature of Operations
    The Company functions as the broker-dealer for the contracted agency force shared by Farmers New World Life ("Farmers Life"), a wholly owned subsidiary of FGI, and the Farmers P&C Companies. The Company acts as a distributor of variable annuity contracts, fixed index annuity contracts, and variable life insurance contracts issued primarily by Farmers Life, AXA, and Voya. It also distributes mutual funds and 529 savings plans sponsored by various non-affiliates.

    The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA is the Company's designated self-regulatory organization. In the normal course of business, the Company's customer activities involve the introduction or transmittal of customers' applications and funds to product sponsors for execution and settlement. The Company does not hold or maintain funds or securities, nor provide clearing services for customers or other broker-dealer(s). As a result, the Company claims exemption from SEC Rule 15c3-3 under the provisions of paragraph k(2)(i) for the fiscal year ended December 31, 2016, and k(2)(ii) for the period beginning April 1, 2016 through December 31, 2016.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.   **Summary of Significant Accounting Policies (Continued)**

Use of Estimates
The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents consist of funds invested in money market accounts and in other investments with original maturities not exceeding three months. The Company maintains its cash and cash equivalents primarily with one high credit quality financial institution. At times, cash balances may exceed the FDIC insurance limits.

At December 31, 2016, an amount of $7,884,038 was invested in the Blackrock Liquidity TempFund Institutional Money Market Fund. These funds are available to Company on demand. This investment is carried at its net asset value, and is classified as a "Level 1" investment, and defined below.

Deposit with Clearing Broker
This represents a deposit with the clearing broker, Pershing, LLC, of $100,000 as of December 31, 2016.

Fair value of Financial Assets and Financial Liabilities
The carrying value of cash and cash equivalents, receivables and payables approximate their fair value as a result of the short term nature of these balances.

In accordance with the authoritative guidance on fair value measurements and disclosures, the Company discloses the fair value of its investment in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3   Inputs that are derived from valuation techniques in which one or more inputs is unobservable.

As of December 31, 2016, there were no fair value measurements using Level 2 or Level 3 inputs.

2. **Summary of Significant Accounting Policies (Continued)**

	Level 1	Level 2	Level 3	Total 12/31/2016
Money Market Funds	$ 7,884,038	$ -	$ -	$ 7,884,038

Commissions and Distribution Fees

All securities transactions for the Company's customers are executed and cleared by other broker-dealers. Commission revenue and expenses on the sale of variable annuities and securities for the Company's customers are recorded on a trade-date basis. Commission revenue and expenses on the sale of variable life insurance are recorded on the accrual basis as a percentage of the issued premium, when the policy is issued. Mutual fund distribution fees are determined as a percentage of assets under management and are earned and recorded on an accrual basis

Income Taxes

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended December 31, 2016, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or capital distribution by or to the Parent. For the year ended December 31, 2016, the Company recorded a capital contribution in the amount of $61,695 related to the settlement of the current year tax provision. There were no deferred tax assets or liabilities as of December 31, 2016. There was no state income tax as the Company is owned by an insurance company which generally does not pay state income taxes. The company believes that, as of December 31, 2016, it had no material uncertain tax position.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 from annual reporting periods beginning after December 15, 2016 to annual reporting beginning after December 15, 2017. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2015. The Company is still evaluating the impact of ASU 2014-09.

3. **Transactions with Affiliates and FGI**

The Company has entered into an Administrative Service and Expense Sharing Agreement (the "Agreement") with the Parent dated November 27, 2003. The Company reimburses the Parent for costs incurred by the Parent to provide management and administrative services. At December 31, 2016, the Company had accounts payable with the Parent in the amount of $1,477,174.

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3. **Transactions with Affiliates and FGI (Continued)**

The Company has entered into a sales agreement with Farmers Life to act as distributors for the sale of variable annuity and variable life insurance contracts issued by Farmers Life. Receivables from Farmers Life as of December 31, 2016 were $855,064.

4. **Net Capital Requirements**

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000. At December 31, 2016, the Company had net capital of $6,940,640 which was $6,690,640 in excess of the amount required.

The Company claims exemption from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(i) for the fiscal year ended December 31, 2016, and k(2)(ii) for the period beginning April 1, 2016 through December 31, 2016) under the Securities Exchange Act of 1934 as a broker or dealer who carries no customer accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements for Brokers or Dealers.

5. **Out of Period Adjustments**

Management recorded out of period adjustments in the year ended December 31, 2016 financial statements to correct for prior year errors primarily relating to certain revenue and expense accruals. There was no impact on Members' Capital as of December 31, 2016. Management determined that the impact of the errors were not material to the Company's current or prior year financial statements.

6. **Subsequent Event**

In preparing the financial statements, management has evaluated transactions and events for potential recognition or disclosures from December 31, 2016 through February 27, 2017. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.